09040296

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53580

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 1 2009
REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL STRATEGIC INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 BRICKELL Avenue, Suite #2030
(No. and Street)

Miami, (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cesar Hernandez (305) 373-3326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami, Fl 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- XXX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cesar Hernandez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Strategic Investments, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Melissa Vega
COMMISSION # DD757682
EXPIRES: FEB. 11, 2012
WWW.AARONNOTARY.com

NOTARY PUBLIC STATE OF FLORIDA

Signature

LEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL STRATEGIC INVESTMENTS, LLC

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Global Strategic Investments, LLC

We have audited the accompanying consolidated statement of financial condition of Global Strategic Investments, LLC (the "Company") as of December 31, 2008, and the related consolidated statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Strategic Investments, LLC as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

As discussed in Note 1, the Company is dependent upon its members to provide financial support for its operations. The Company's ability to continue operations is dependent upon the members' willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

As discussed in Note 1, the Company is undergoing a regulatory examination by the Financial Industry Regulatory Authority for which no report has been issued as of April 1, 2009; however, preliminary indications are that there exist deficiencies in various areas of internal control. The Company is unable to determine whether the report to be issued by the regulators, upon completion of the examination, could have a material effect on these consolidated financial statements.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
April 1, 2009

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
CASH AND CASH EQUIVALENTS	$	35,708
RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS		375,052
DEPOSITS WITH CLEARING ORGANIZATIONS		525,022
PROPERTY AND EQUIPMENT, NET		58,847
OTHER ASSETS:		
Prepaids and other assets		139,997
Due from related parties, net		264,110
Customer list		2,750,000
	$	4,148,736

LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	311,588
Payable to broker-dealers and clearing organizations		1,504
Due to related parties		334,545
TOTAL LIABILITIES		647,637
COMMITMENTS AND CONTINGENCIES (NOTE 7)		
MEMBERS' EQUITY		3,501,099
	$	4,148,736

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions and trading profits	$ 9,416,404
Interest and dividends	66,860
Miscellaneous revenue	14,012
TOTAL REVENUES	9,497,276
EXPENSES:	
Commissions	4,636,610
Salaries	1,159,280
Professional fees	554,278
Bad debt expense	537,500
Loss on impairment of customer list	916,638
Management fee – related party	304,767
Quotations and research	283,569
Rent	262,628
Travel and entertainment	171,566
Clearing charges	163,367
Communications	91,885
Interest	87,065
Depreciation and amortization	58,707
Other general and administrative	279,816
TOTAL EXPENSES	9,507,676
LOSS FROM CONTINUING OPERATIONS	(10,400)
LOSS ON DISCONTINUED OPERATIONS, including fine assessed to the Company of approximately $400,000 (NOTE 3)	2,431,351
NET LOSS	$ (2,441,751)

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	MEMBERS' CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	MEMBERS' EQUITY
BALANCES, JANUARY 1, 2008	$ 5,866,661	$ (144,727)	$ 5,721,934
Members cash contributions	600,000	-	600,000
Member non-cash contributions	117,663	-	117,663
Member cash distributions	(200,000)	-	(200,000)
Member non-cash distributions	(181,474)	-	(181,474)
Repurchase of member units	(260,000)	-	(260,000)
COMPREHENSIVE LOSS:			
Net loss	(2,441,751)	-	(2,441,751)
Amount recognized in operations as a result of the disposal of the Company's Mexican subsidiaries	-	144,727	144,727
TOTAL COMPREHENSIVE LOSS			(2,297,024)
BALANCES, DECEMBER 31, 2008	$ 3,501,099	$ -	$ 3,501,099

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (2,441,751)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	58,707
Bad debt expense	537,500
Minority interest in net losses of consolidated subsidiaries	(126,822)
Loss on impairment of customer list	916,638
Changes in operating assets and liabilities:	
Receivables from broker-dealers and clearing organizations	(80,612)
Deposits with clearing organizations	(75)
Other receivables	20,732
Prepaids and other assets	281,613
Due from related parties	(11,578)
Other deposits	332,791
Accounts payable and accrued expenses	(987,064)
Payable to broker-dealers and clearing organizations	(163,077)
Due to related parties	95,042
Employees' benefit payable	(207,710)
TOTAL ADJUSTMENTS	666,085
NET CASH USED IN OPERATING ACTIVITIES	(1,775,666)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from disposal of fixed assets	213,808
Capital expenditures	(19,252)
NET CASH PROVIDED BY INVESTING ACTIVITIES	194,556
CASH FLOWS FROM FINANCING ACTIVITIES	
Repurchase of member units	(260,000)
Member contributions	600,000
Member distributions	(200,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	140,000
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	144,727
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,296,383)
CASH AND CASH EQUIVALENTS – BEGINNING OF THE YEAR	1,332,091
CASH AND CASH EQUIVALENTS – ENDING OF THE YEAR	$ 35,708

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	$ 53,061

SUPPLEMENTAL SCHEDULES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

The Company recorded a non-cash distribution to a member for $181,474 by canceling a receivable due from the member. The Company recorded a non-cash contribution from a member in the amount of $117,663 for a payment of a payable on behalf of the Company.

1. GENERAL

Global Strategic Investments, LLC (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has been a registered broker dealer since 2002. The majority of the Company's customers are primarily from Latin America.

Historically, the Company has not generated revenues sufficient to maintain its operations and thus has been dependent on the members to make capital contributions from time to time to maintain compliance with Rule 15c3-1 of the Securities and Exchange Commission. The Company's ability to continue as a going concern is dependent upon the members' ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) (NOTE 5). The members have indicated that they plan to continue providing support to the Company, if necessary, for the next year.

The Company is undergoing an examination by FINRA which commenced on February 25, 2008 and is for the period from August 2006 through February 25, 2008. The Company received an exit review from the FINRA examination team on December 12, 2008. The exit review contained several noted exceptions. In addition to the exceptions noted, the examination team advised the Company of an apparent failure to comply with certain provisions of the anti-money laundering rules. The Company self disclosed and remediated several noted exceptions and is in the process of taking appropriate corrective actions on the remaining exceptions. The ultimate determination as to the resolution and compliance with these exceptions will be made by FINRA. It is possible that FINRA could potentially impose significant penalties and fines on the Company, which could have a material adverse effect on the Company's consolidated financial condition and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and participation in underwriting. The consolidated financial statements include the accounts of Global Strategic Investments, LLC and its majority owned foreign subsidiaries Capital Asesoria Internacional, S.A. de C.V., Capital Asesoria Patrimonial, S.A. de C.V. and Capital Asesoria Fondos, S.A. de C.V (the "Mexican subsidiaries"). During 2008, the Company discontinued the operations of its Mexican subsidiaries. The accompanying consolidated statement of operations includes the activity for the Mexican subsidiaries for the period of January 1, 2008 through the date upon which operations ceased. The Company does not have any special purpose entities whose financial results are not included in the accompanying consolidated financial statements.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Securities Transactions

Securities transactions, along with related commission income, clearing costs and commission expenses, are reported on a trade date basis. Marketable securities are valued at market value. Unrealized appreciation or depreciation is reflected in income currently.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment, Net

Property and equipment is recorded at cost, less accumulated depreciation and amortization. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of five and seven years. Leasehold improvements are amortized over the shorter of the estimated useful life or term of the lease.

Acquired Intangible Asset

The Company adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 requires that goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the assets might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. The Company's Mexican subsidiaries were acquired during 2004 and 2005 through a series of purchase agreements executed by the Company. The Company accounted for the purchase of the three entities in accordance with the purchase method of accounting. The excess of the purchase price over the recorded amount of the net assets purchased and liabilities assumed was assigned to a customer list intangible asset. The value assigned to the customer list was $3,666,638. Based on its most recent analysis, the Company believes that the value of the customer list intangible asset is $2,750,000. Consequently, the Company recognized a loss on impairment of customer list of approximately $917,000, which is included in expenses in the accompanying consolidated statement of operations.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Foreign local currency is the functional currency for the Company's significant operations outside the United States. Assets and liabilities are translated at the rates of exchange on the statement of financial condition date, while revenues and expenses are translated at average exchange rates prevailing during the year. Equity is translated at historical rates and the resulting cumulative translation adjustments are included as a component of accumulated other comprehensive loss. During 2008, the Company realized a foreign currency translation gain of $144,727 in operations as a result of the disposal of the Company's Mexican subsidiaries.

Income Taxes

The Company is treated as a limited liability company for federal income tax purposes and, accordingly, generally would not incur income taxes. Instead, its earnings and losses are included in the personal tax returns of the members and taxed depending on the members' personal tax situation. As a result, the consolidated financial statements do not reflect a provision for income taxes.

In the unlikely event an uncertain tax position existed in which the Company could incur corporate income taxes, management would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by a taxing authority. Reserves for uncertain tax positions would then be recorded if management determined it is probable either a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount was reasonably estimable. As of December 31, 2008, the Company does not believe it has any uncertain tax positions which would result in the Company having a liability to a taxing authority.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Performance Share Option Plan

On January 1, 2006, the Company adopted SFAS No. 123R, "Share-Based Payment", which requires compensation expense relating to share-based payments to be recognized in net income using a fair-value measurement method. The fair value of each new stock option award will be estimated on the date of grant using the Black-Scholes-Merton option-pricing model ("Black-Scholes"), which is the same model used by the Company prior to the adoption of SFAS No. 123R. The Company elected the modified prospective method, which is applied to new awards granted after date of adoption, January 1, 2006.

The Black-Scholes option valuation model was developed for estimating the fair value of the options and assumes that performance goals will be achieved. If such goals are not met, no compensation cost is recognized and any recognized compensation cost is reversed. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options, and the Company's options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

Recent Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the Financial Accounting Standards Board (the "FASB") issued interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB No. 109" ("FIN 48"). FIN 48 clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 was originally effective for fiscal years beginning after December 15, 2006 but was deferred for nonpublic companies to fiscal years beginning after December 15, 2007. In December 2008, the FASB issued FASB Staff Position ("FSP") No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." This FSP allows certain nonpublic entities to elect to further defer the effective date of FIN 48 to fiscal years beginning after December 15, 2008. The interpretation applies to pass-through entities. The Company has elected to defer the implementation of FIN 48 as permitted by the FSP. The Company is in the process of determining whether the implementation of FIN 48 will have a material effect on the Company's consolidated financial statements for the year ending December 31, 2009.

Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair-value measurements required under other accounting pronouncements. SFAS No. 157 does not change existing guidance as to whether or not an instrument is carried at fair value and is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. FAS 157-1 ("FSP FAS 157-1"), which excludes SFAS No. 13, "Accounting for Leases" and certain other accounting pronouncements that address fair value measurements under SFAS No. 13, from the scope of SFAS No. 157. In February 2008, the FASB issued FASB Staff Position No. 157-2 ("FSP FAS 157-2"), which provides a one-year delayed application of SFAS No. 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset in a Market That Is Not Active" ("FSP FAS 157-3"), which clarifies the application of SFAS No. 157 when the market for a financial asset is inactive. Specifically, FSP FAS 157-3 clarifies how (1) management's internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in FSP FAS 157-3 is effective immediately. The Company adopted SFAS No. 157 on January 1, 2008, which had no material effect on the Company's consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (continued)

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115" ("Statement 159"). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company's 2008 fiscal year. SFAS 159 did not have an impact on the Company's consolidated financial statements since the Company elected not to adopt the statement.

Business Combinations

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" which replaces SFAS No. 141, "Business Combinations" and supersedes other authoritative guidance. SFAS No. 141(R) broadens the scope of SFAS No. 141 and requires the acquisition method (SFAS No. 141 referred to as the purchase method) to be used on all events where a business obtains control over another business. As a result, SFAS No. 141(R) works to improve the comparability of information about business combinations presented. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interests in the acquiree, and goodwill acquired in a business combination or a gain from a bargain purchase. SFAS No. 141(R) also requires the acquirer to disclose information that enables the users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with early adoption prohibited.

Noncontrolling Interest in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51" ("SFAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective as of the beginning of fiscal years beginning after December 15, 2008, with early adoption prohibited. Management does not believe SFAS 160 will have a material impact on the Company's consolidated financial statements.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with accounting principles generally accepted in the United States for nongovernmental entities. Prior to the issuance of SFAS 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants Statement on Auditing Standards No. 69, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". SFAS 162 is effective November 15, 2008. The adoption of SFAS 162 did not have a material effect on the Company's consolidated financial statements

3. DISCONTINUED OPERATIONS

During May of 2008, the Company decided to discontinue the operations of its Mexican subsidiaries primarily because the Mexican subsidiaries had incurred significant operating losses. The Mexican subsidiaries net loss, reported as discontinued operations, was $2,431,351 for the year ended December 31, 2008. During 2008, Capital Asesoria Internacional, S.A. de C.V. ("CAI"), one of the Mexican subsidiaries, was assessed a fine of approximately $400,000 by the Comisi6n Nacional Bancaria y de Valores, the Mexican governmental agency which oversees financial regulations in Mexico, for operating without an investment advisor license after CAI failed to renew the license. The fine is included within the loss on discontinued operations caption in the accompanying consolidated statement of operations. During the year ended December 31, 2008, the Company incurred a lease termination fee of approximately $164,000 related to the closing of the Mexico office. The lease termination fee is included in the loss on discontinued operations in the accompanying statement of operations.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2008:

Office equipment	$ 239,336
Leasehold improvements	58,058
Furniture and fixtures	27,526
	324,920
Less accumulated depreciation and amortization	(266,073)
	$ 58,847

Depreciation and amortization expense amounted to approximately $59,000 for the year ended December 31, 2008.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2008, the Company's "Net Capital" was $240,930 and the "Required Net Capital" was $100,000. At December 31, 2008, the Company's ratio of "Aggregate Indebtedness" to "Net Capital" was 2.7 to 1.

6. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The Company clears its proprietary and customers' transactions on a fully disclosed basis with Pershing LLC. Pursuant to clearing agreements, the Company is required to maintain a certain minimum capital with various broker-dealers, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers. At December 31, 2008, the receivables from broker-dealers and the deposits with clearing organizations, included in the accompanying consolidated statement of financial condition, are due from these brokers. At December 31, 2008, the Company had $375,052 due from broker-dealers and clearing organizations and $1,504 due to broker-dealers and clearing organizations. Additionally, at December 31, 2008, the Company had $525,022 in deposits with clearing organizations.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under non-cancelable operating leases for office facilities and equipment through the year 2013. The Company has secured the office lease with a stand-by letter of credit for $47,000.

Rent expense for the year ended December 31, 2008 was approximately $403,000, of which approximately $140,000 was incurred by the Company's foreign subsidiaries and is included in the loss on discontinued operations in the accompanying statement of operations. Approximate future minimum payments under the non-cancelable operating leases as of December 31, 2008 are as follows:

2009	$	212,000
2010		197,000
2011		179,000
2012		160,000
2013		160,000
	$	908,000

Litigation

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

8. RELATED PARTY TRANSACTIONS

The Company had the following related party balances which are non interest bearing and are due on demand as of December 31, 2008.

Due from parties related through common ownership, net of an allowance for doubtful accounts of $200,000	$	264,110
Due to parties related through common ownership	$	334,545

The Company has a management agreement with Global Securities Management, LLC ("GSM"), a company related through common ownership. According to the agreement, GSM agreed to pay for utilities, equipment, furniture, fixtures, office expenses, certain salaries and payroll taxes, legal expenses and accounting charges upon the terms and conditions set forth in the management agreement. During the year ended December 31, 2008, the total amount expensed by the Company related to this management agreement for its share of the expenses was approximately $359,000, which is included in the accompanying consolidated statement of operations within various expense captions.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK AND POLITICAL RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK AND POLITICAL RISK (CONTINUED)

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities underwriting, trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. PERFORMANCE SHARE OPTION PLAN

Under its 2005 Performance Plan, which is member-approved, the Company granted selected brokers share option awards whose vesting is contingent upon meeting various company performance goals, including revenue sales growth. Share options under the Performance Plan were granted with an exercise price equal to the market value of the underlying common stock on the date of the grant, contingently vest over a period of 3 years from the date of the grant and have contractual lives of 3 years. The number of non-voting shares subject to options available for issuance under the Performance Plan cannot exceed 10,000. Additional information with respect to the Performance Plan activity is as follows:

	Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2008	105	$ 490.72		
Granted	-	-		
Exercised / (Vested)	-	-		
Cancelled	(105)	490.72	-	-
Outstanding at December 31, 2008	-	$ -	-	$ -
Options Exercisable at December 31, 2008	-	$ -	-	$ -

For the year ended December 31, 2008, the Company did not incur any performance share based compensation expense. Additionally, there were no options that vested during the year ended December 31, 2008, and there is no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Performance Plan as of December 31, 2008.

There was no cash received from the exercise of the performance share based options awards during 2008. There was no cash used to settle the performance shares granted under the 2005 Performance Plan during 2008.

ACCOMPANYING INFORMATION

GLOBAL STRATEGIC INVESTMENTS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

CREDITS		
Members' equity	$	3,501,099
DEBITS		
Customer list		2,750,000
Property and equipment, net		58,847
Prepaids and other assets		139,997
Due from related parties		264,110
Guarantee through a stand-by letter of credit		47,000
TOTAL DEBITS		3,259,954
NET CAPITAL BEFORE HAIRCUTS ON FOREIGN CURRENCY		241,145
HAIRCUTS ON FOREIGN CURRENCY (COMPUTED WHERE APPLICABLE, PURSUANT TO RULE 15c3-1(f))		215
NET CAPITAL		240,930
MINIMUM NET CAPITAL REQUIREMENT – GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $647,637		100,000
EXCESS NET CAPITAL	**$**	**140,930**
EXCESS NET CAPITAL @ 1,000%	**$**	**176,166**
RATIO OF AGGREGATE INDEBTEDNESS		**2.7 to 1**
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	311,588
Payable to broker-dealers and clearing organizations		1,504
Due to related parties		334,545
TOTAL AGGREGATE INDEBTEDNESS	**$**	**647,637**

See report of independent certified public accountants.

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART II FILING AS OF DECEMBER 31, 2008

NET CAPITAL PER COMPUTATION, ON PAGE 14	$ 240,930
Add audit adjustments:	
Change in haircut on foreign currencies	(2,927)
Accounts payable and accrued expenses	378,973
Receivable from broker dealer	22,390
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART II FILING	**$ 639,366**

SCHEDULE III

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

The Company is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker-dealer, Pershing, LLC, on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities.

SCHEDULE IV

SUBORDINATED BORROWINGS AS OF DECEMBER 31, 2008

As of December 31, 2008 and during the year then ended, the Company did not have any subordinated borrowings.

See report of independent certified public accountants.

SUPPLEMENTARY REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors and Members
Global Strategic Investments, LLC

In planning and performing our audit of the financial statements and accompanying information of Global Strategic Investments, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the consolidated financial statements of Global Strategic Investments, LLC as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated April 1, 2009. In our opinion, for the year ended December 31, 2008, Global Strategic Investments, LLC lacked an adequate set of books and records which resulted in several proposed audit adjustments to correct known misstatements. This inadequacy has the potential to cause errors in the financial records and financial statements. There is also a substantial risk that irregularities such as fraud and defalcation could occur and, because there is no reliable system of detection, continue undetected. This situation should be corrected as soon as possible with the establishment of an accounting system that contains adequate controls and related checks and balances. The future of Global Strategic Investments, LLC is dependent on its ability to establish and maintain a sound accounting system that produces timely and accurate financial information.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate, except for the material weakness identified in the preceding paragraph, at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
April 1, 2009

GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

MBAF

MORRISON BROWN ARGIZ & FARRA, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS